Exhibit 99.1

For Immediate Release

Contact:
WSP Holdings Limited Ms. Judy Zhu, IR Director Phone: +86-510-8536-0401 E-mail: info@wsphl.com http://www.wsphl.com	CCG Investor Relations, Inc. Mr. Crocker Coulson, President Phone: +1-646-213-1915 (New York) E-mail: crocker.coulson@ccgir.com http://www.ccgirasia.com

WSP Holdings Announces Second Quarter 2009 Results

Wuxi, China, August 11, 2009 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced its unaudited financial results for the second quarter ended June 30, 2009.

Second Quarter 2009 Highlights

•

Net revenues were $141.6 million, down 28.9% from $199.2 million in the second quarter of 2008

•

Gross profit was $21.1 million, down 61.5% from $54.7 million in the second quarter of 2008

•

Gross margin was 14.9%, compared to 27.5% in the second quarter of 2008

•

Income from operations was $14.0 million, down 67.0% from $42.4 million in the second quarter of 2008

•

Net income was $10.0 million, down 61.5% from $26.0 million in the second quarter of 2008

•

Basic and diluted earnings per American Depository Share (“ADS,” each ADS represents two ordinary shares) were both $0.10 for the second quarter of 2009, compared to $0.25 for both in the second quarter of 2008

“The second quarter of 2009 presented major challenges for OCTG providers as customer demand declined significantly in international markets such as the United States. We experienced erosion in both revenue and profitability during the quarter due to lower average selling prices and a greater contribution of lower-margin API products in our sales mix,” said Mr. Longhua Piao, the Chairman and CEO of WSP Holdings.  “However, during this period, domestic sales rose by an impressive 61.8% year-over-year to $122.7 million and overall sales volume remained at a similar level as the second quarter of 2008.  We believe WSP Holdings is one of the top three API manufacturers and one of the top two non-API manufacturers in China with large market shares for both API and non-API products,” continued Mr. Piao.

Financial Results

Second Quarter 2009 Financial Results

WSP Holdings’ net revenues in the second quarter of 2009 were $141.6 million, down 28.9% from $199.2 million in the second quarter of 2008. Sales volume was 137,470 tonnes in the second quarter of 2009, down 0.8% from 138,599 tonnes in the second quarter of 2008.

During the second quarter of 2009, domestic sales were $122.7 million, up 61.8% year-over-year and accounting for 86.7% of total net revenues.  International sales were $18.9 million, down 84.7% year-over-year and accounting for 13.3% of total net revenues.  The decline of international sales was attributable to a significant decrease in demand for OCTG from international markets, especially in North America.

Sales volume for API products was 106,757 tonnes in the second quarter of 2009, a 43.0% increase from 74,645 tonnes in the second quarter of 2008.  Despite the increase in volume, API product sales increased only 7.2% to $109.2 million in the second quarter of 2009 from $101.9 million a year ago, reflecting a 25.1% year-over-year decrease in average selling prices.

Sales volume for non-API products was 12,087 tonnes in the second quarter of 2009, a decrease of 71.1% from 41,788 tonnes in the second quarter of 2008. Non-API product sales were $19.5 million in the second quarter of 2009, a decrease of 75.0% from $77.8 million in the second quarter of 2008. Non-API products accounted for 13.8% of the Company’s net revenues in the second quarter of 2009, compared to 39.1% in the second quarter of 2008. Lower sales revenues from non-API sales were primarily due to weak demand for non-API products in the Company’s main international market, the United States, and a 13.4% year-over-year decline in average selling prices.

Gross profit in the second quarter of 2009 was $21.1 million, a decrease of 61.5% from $54.7 million in the second quarter of 2008. Gross margin in the second quarter of 2009 was 14.9%, compared to 27.5% in the second quarter of 2008. The decline in gross margin was the result of lower average selling prices for OCTG products and a larger proportion of lower-margin API products in the sales mix.

Operating expenses in the second quarter of 2009 were $7.1 million, down 42.6% from $12.3 million in the second quarter of 2008. Selling and marketing expenses were $0.4 million, down 93.9% from $6.5 million in the second quarter of 2008.  The decrease was attributable to reduced sales and marketing activities and reversal of a sales commission accrual of $2.2 million, due to a negotiated reduction of commission rate agreed to by major sales agents during the second quarter of 2009. General and administrative expenses were $7.2 million, up 32.7% from $5.4 million in the second quarter of 2008.  The increase was attributable to a larger operational scale as the Company established new subsidiaries and higher salary expenses due to the hiring of additional employees, offset by the release of certain provisions for doubtful receivables from customers of $3.5 million.

Income from operations in the second quarter of 2009 was $14.0 million, a decrease of 67.0% from $42.4 million in the second quarter of 2008. Operating margin was 9.9% in the second quarter of 2009, compared to 21.3% in the second quarter of 2008.

Net interest expense was $4.1 million in the second quarter of 2009, compared to $4.9 million in the second quarter of 2008. Net interest expense decreased because of lower bank interest rates.

Income tax expense in the second quarter of 2009 was $1.5 million, a decrease of 85.3% from $10.5 million in the second quarter of 2008 due to lower taxable profits and preferential tax rate applicable to the Company’s wholly-owned subsidiary, Wuxi Seamless Oil Pipes Company Limited, or WSP China, as a result of its qualification as a high and new technology enterprise.

Net income was $10.0 million in the second quarter of 2009, down 61.5% from $26.0 million in the second quarter of 2008.

Basic and diluted earnings per ADS were both $0.10 for the second quarter of 2009, compared to $0.25 for both in the second quarter of 2008.

Six-Month Results

Revenues for the first six months of 2009 were $337.1 million, up 2.0% from revenues of $330.4 million in the first six months of 2008. Gross profit was $73.6 million, down 15.2% from gross profit of $86.8 million for the first six months of 2008. Gross margin was 21.8%, compared to 26.3% for the first six months of 2008. Operating income was $44.1 million, down 34.6% from $67.5 million for the first six months of 2008. Net income was $31.4 million compared to $41.8 million for the first six months of 2008. Basic and diluted earnings per ADS were both $0.30 for the first half of 2009, compared to $0.41 for both in the first half of 2008.

Financial Condition

As of June 30, 2009, the Company had cash, cash equivalents and bank balances of $107.6 million, compared to $89.1 million as of December 31, 2008. Restricted cash totaled $322.2 million as of June 30, 2009, compared to $232.0 million as of December 31, 2008.  Accounts receivable totaled $259.8 million and inventory stood at $281.3 million at June 30, 2009, compared to $246.5 million and $311.4 million, respectively, at December 31, 2008. The increase in accounts receivable was mainly attributable to increased sales to large domestic customers which have taken prolonged payment period. As of June 30, 2009, total liabilities stood at $991.9 million and total equity was $456.8 million.

Capital expenditures for the first six months of 2009 were $43.8 million. Management has re-evaluated and revised its planned capital expenditures based on the current economic conditions and future expectations. In addition, the Company successfully negotiated delayed payment terms for certain projects with no impact on these project schedules.

“We believe the global economic downturn has caused some of our major competitors to slow down their expansion plans, but we continue to expand our business to take advantage of lower expansion costs and position WSP Holdings to rebound once the industry recovers. We believe we have sufficient funds for liquidity, operations and future project development. We are carefully managing our expansion plans to meet anticipated demand while ensuring our financial stability.  We will also continue to enhance our OCTG production capacity through vertical integration. We aim to expand our market share vis-à-vis large, state-owned enterprises and emerge from these tumultuous market conditions as the largest OCTG manufacturer in China with strong prospects for future growth,” commented Mr. Piao.

As of June 30, 2009, the Company had available bank facilities of $261.3 million, of which $144 million was granted specifically for Bazhou Seamless in Xinjiang Autonomous Region and will be secured by the future investment of the project. The terms of project financing for Bazhou Seamless range from four to eight years.

Recent Business Developments

Bazhou Seamless Oil Pipes Company Limited (“Bazhou Seamless”)

The high-end OCTG products of Bazhou Seamless, which is located in Xinjiang Autonomous Region, will serve oilfields in central and western China, including oilfields operated by PetroChina and other major Chinese oil companies. Based on current market conditions, management has decided to reduce planned capital expenditures at Bazhou to include three threading lines with 300,000 tonnes of annual production capacity instead of five lines with 500,000 tonnes of annual production capacity and one heat-treatment line with 200,000 tonnes of annual production capacity instead of two lines with 300,000 tonnes of annual production capacity.   Management expects the three threading lines to begin production in the first half of 2010. The heat treatment line is scheduled to commence production in the first quarter of 2010.

About half of Bazhou Seamless’ pipe finishing capacity targets the Russia and Mid-Asia market including Turkmenistan, Kazakhstan, Uzbekistan and other major oil and gas exploration countries in the neighboring region. Xinjiang Autonomous Region has natural resources including iron ore, coal and natural gas, that enable Bazhou Seamless to benefit from lower production costs.

The Company recently won contracts from China Petroleum & Chemical Corporation Northwest Oilfield Branch and PetroChina Tarim Oilfield Company. The majority of these contracts are for non-API products, demonstrating the growing acceptance of the Company’s non-API products in Xinjiang’s major oilfields. Due to its proximity to customers’ oilfields in Xinjiang, Bazhou Seamless helps customers minimize OCTG inventory.

WSP Holdings has obtained strong support from the Xinjiang local government in terms of long-term project financing and project construction. WSP Holdings estimates demand for OCTG products in Xinjiang is approximately 500,000 tonnes per year, while the Company’s sales to the region in 2008 totaled about 50,000 tonnes, leaving plenty of opportunities to expand market share.  The Company believes its new facilities in Xinjiang province will become a major growth platform over the next few years and provide it with a key advantage in competing with major industrial players.

Houston OCTG Group, Inc. (“Houston Group”)

WSP Holdings purchased a factory building and expects to complete an inspection line in the third quarter of 2009.  One of two planned threading lines, with designed annual capacity of 120,000 tonnes, is expected to be completed in the first quarter of 2010. The Company is currently setting up an inspection line to eliminate the high cost of third-party inspection fees, improve pre-sales services and realize additional income by providing outsourced inspection services to other companies.  Houston Group is located near major oilfields and is expected to facilitate the Company’s efforts to expand its market share in North America, improve after-sales service and monitor local OCTG markets. The Company believes Houston Group’s operations in the United States may help minimize the impact of possible countervailing duties determinations.

Liaoyang Seamless Oil Pipes Company Limited (“Liaoyang Seamless”)

In July 2009, the Company commenced production at a new pipe threading line in Liaoyang with 60,000 tonnes of annual pipe finishing capacity. Currently, Liaoyang Seamless has two threading lines with a total annual pipe finishing capacity of 120,000 tonnes. A hot-rolling line with an annual production capacity of 300,000 is expected to start commercial production in the second half of 2009.  Liaoyang Seamless targets north and northeast China and overseas markets. Liaoyang Seamless is located near major oilfields in northeast China and has ready access to major raw materials such as iron ore.

Songyuan Seamless Oil Pipes Company Limited. (“Songyuan Seamless”)

Songyuan Seamless completed construction of a new threading line with 60,000 tonnes of annual pipe finishing capacity and began its trial production in February 2009. Products from Songyuan Seamless will be primarily sold to Jilin oilfields in northeast China.

Mengfeng Special Steel Company Limited (“Mengfeng Steel”)

Mengfeng Steel primarily engages in the manufacture of crude steel billets with a designed annual capacity of 600,000 tonnes of crude steel. The facility began formal production of steel billets in early August 2009. Mengfeng Steel is one of the only two steel manufacturing companies in Inner Mongolia. Its location provides access to rich iron ore and coke resources. In addition to the benefits of vertical integration, Mengfeng Steel allows the Company to expand metallurgical research and develop specialized alloys for use in high-end OCTG products.

The Company believes that the market price for steel billets may increase in the second half of 2009.  The commencement of production at Mengfeng Steel and Chaoyang Seamless will allow WSP Holdings to source 70% to 80% of steel billet requirements internally.  The Company expects to achieve meaningful cost savings once these facilities reach target utilization levels.

Chaoyang Seamless Oil Steel Casting Pipes Company Limited (“Chaoyang Seamless”)

In July 2009, Chaoyang Seamless entered into an agreement to acquire operating assets from a sponge iron and steel billet company in Liaoning province for $19.7 million. Chaoyang Seamless is expected to have a sponge iron production line with an annual production capacity of 50,000 tonnes and a steel billet production line with a planned annual production capacity of 300,000 tonnes. It is expected to begin production in the third quarter of 2009. The establishment of Chaoyang Seamless is a part of the Company’s vertical integration business strategy to ensure a steady supply of quality raw materials for the pipe finishing production of Liaoyang Seamless in northeast China.

Operational Environment and Business Outlook

“Although WSP Holdings’ performance in the first half of 2009 declined compared to the same period of last year, we believe our results exceeded those of most other major industrial players under current market conditions,” said Mr. Piao.

“Drilling rig counts in North America appear to have stabilized, but OCTG inventory stands at high levels and exploration activity remains low as a result of low oil prices.  While oil prices have rebounded from lows at the end of 2008, we believe oil will likely trade in a range around current price levels in the near term. Therefore, we do not expect a significant improvement in sales to North America in 2009. In order to offset the significant decline in business from North America, we will continue to increase sales and marketing efforts in other countries and regions of international markets, such as our newly developed markets in Africa, Central and South America, the Middle East and Mid- and Southeast Asia. WSP Holdings currently has an extensive customer base covering 24 countries,” continued Mr. Piao.

In June 2009, WSP Holdings was classified as one of the mandatory respondent companies to the United States government’s countervailing duties investigation. The Company has responded to the investigation questionnaires from the United States Department of Commerce. Despite the fact that WSP Holdings was not classified as a mandatory respondent to the anti-dumping investigation, it is participating in this case as a separate rate respondent. The Company may revise its operational and marketing strategies based upon the preliminary determination.

“In July and August, we have seen an uptick in purchase orders due to more exploration activities and we expect domestic demand for both API and non-API products to improve in the second half of 2009. We see opportunities to increase sales of higher-margin, non-API products, particularly in Xinjiang Autonomous Region and Sichuan province, as oilfields in these areas require customized products for special drilling conditions,” said Mr. Piao. “Some of our customers have begun accepting price increases for our OCTG products from the price levels in the second quarter of 2009, and we believe average selling prices for our products will increase in the second half of 2009. The commercial production of Mengfeng Steel and Chaoyang Seamless in second half of 2009 will allow the Company to better manage the cost of raw materials.”

Conference Call

WSP Holdings’ management will host a conference call at 9:00 a.m. Eastern Daylight Time on Tuesday, August 11, 2009 to discuss results for its fiscal quarter ended June 30, 2009.  To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 800 299 7928. International callers should call 617 614 3926. The conference pass code is 808 308 63.

Replay of the conference call will be available from 12:00 p.m. Eastern Daylight Time on Tuesday, August 11, 2009 to Tuesday August 18, 2009.  To access the replay, call 888-286-8010. International callers should call 617-801-6888.  The conference pass code is 687 322 77.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties on WSP Holdings’ website: http://www.wsphl.com/. To listen to the live webcast, please go to WSP Holdings’ website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.  For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings’ website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions.  The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the Company’s outlook and quotations from management in this announcement contain forward-looking statements.  A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, the Company’s ability to develop and market new products, the ability to access capital for expansion, changes from anticipated levels of sales, changes in national or regional economic and competitive conditions, changes in relationships with customers, changes in principal product profits and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities.  The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise.  This press release was developed by WSP Holdings, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock.  This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by WSP Holdings to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

- Financial Tables Follow –

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and share-related data)

	3 Months Ended June 30, 2009	3 Months Ended June 30, 2008	6 Months Ended June 30, 2009	6 Months Ended June 30, 2008

Net revenues	141,561	199,220	337,064	330,409
Cost of revenues	(120,489)	(144,484)	(263,512)	(243,653)
Gross profit	21,072	54,736	73,552	86,756

Selling and marketing expenses	(396)	(6,453)	(10,147)	(8,727)
General and administrative expenses	(7,218)	(5,438)	(20,663)	(10,335)
Other operating income (expenses)	533	(450)	1,386	(212)
Income from operations	13,991	42,395	44,128	67,482

Interest income	1,220	1,800	3,011	4,622
Interest expenses	(5,350)	(6,696)	(11,000)	(11,064)
Other income	192	191	384	383
Exchange differences	889	(1,102)	(76)	(2,729)
Income before provision for income taxes	10,942	36,588	36,447	58,694

Provision for income taxes	(1,543)	(10,499)	(5,997)	(16,569)

Net income before earnings in equity investment	9,399	26,089	30,450	42,125
Earnings in equity investment	(38)	-	(34)	-
	9,361	26,089	30,416	42,125
Less: Net income attributable to the noncontrolling interests	634	(110)	943	(325)
Net income attributable to WSP Holdings Limited	$9,995	$25,979	$31,359	$41,800

Weighted average ordinary shares used in computation of earnings per share:
Basic	205,789,800	205,789,800	205,789,800	205,535,303
Diluted	205,789,800	205,789,800	205,789,800	205,535,303

Earnings Per Ordinary Share
Basic	$0.05	$0.13	$0.15	$0.20
Diluted	$0.05	$0.13	$0.15	$0.20

Earnings Per ADS
Basic	$0.10	$0.25	$0.30	$0.41
Diluted	$0.10	$0.25	$0.30	$0.41

Note: Each ADS represents two ordinary shares

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30, 2009	December 31, 2008

Assets
Cash and cash equivalents and bank balances	$107,632	$89,097
Restricted cash	322,221	231,988
Accounts and bills receivable, net	259,805	246,463
Other current assets	348,584	351,828
Total Current Assets	1,038,242	919,376

Property and equipment, net	345,552	313,936
Land use rights	32,268	32,105
Other non-current assets	32,620	45,194
Total Assets	$1,448,682	$1,310,611

Current liabilities	$900,031	$796,135
Other liabilities	91,862	12,481
Total Liabilities	$991,893	$808,616

Total WSP Holdings Limited shareholders' equity	437,341	482,606
Noncontrolling interests	19,448	19,389
Total equity	456,789	501,995
Total Liabilities and Equity	$1,448,682	$1,310,611